John W. Menke	BOYER & KETCHAND A PROFESSIONAL CORPORATION ATTORNEYS AT LAW NINE GREENWAY PLAZA, SUITE 3100 HOUSTON. TEXAS 77046-0904 (713) 871-2025 TELEFAX (713) 871-2024 www.boyerketchand.com	jmenke@boyerketchand.com

September 9, 2005

VIA FACSIMILE: (202) 942-9531

Securities and Exchange Commission

Division of Corporation Finance

Judicial Plaza

450 Fifth Street

Washington, D.C. 20549-0404

Attention:	Jennifer Hardy, Branch Chief

Matt Franker, Legal Examiner

Re:	North American Technologies Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 9, 2005

File No. 000-16217

Form 10-KSB for the year ended December 31, 2004

Filed April 15, 2005

File No. 000-16217

Ladies and Gentlemen:

On behalf of our client, North American Technologies Group, Inc. (“NATK” or the “Company”), we have set forth below the Company’s responses to the Commission’s letter of August 31, 2005, to Mr. Henry W. Sullivan, the chief executive officer of the Company. For ease of reference, we have included below the questions contained in the text of your letter and the Company’s responses to those questions. We have used certain capitalized terms in this letter that are defined in the Preliminary Proxy Statement filed with the Commission on August 9, 2005.

Together with this response, we have filed an amended Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A, Filed August 9, 2005

Recent Transactions, page 3

Comment No. 1.

Please expand your discussion to state why the Securities Purchase Agreement was made in conjunction with the Limited Waiver and First Amendment to the Construction Loan Agreement, as well as why the proceeds from the debentures are not immediately available to you. In addition, please disclose the maturity date of the amended loan agreement, as required by Item 202(b)(1) of Regulation S-B.

Response.

Additional disclosure has been included in the amended Preliminary Proxy Statement in response to this comment. See pages 3, 4 and 5.

Comment No. 2.

Tell us supplementally of the basis for non-registration of each of these transactions under Section 5 of the Securities Act of 1933.

Response.

Pursuant to the Securities Purchase Agreement and the Construction Loan Amendment, the Company issued securities to an aggregate of eight investors. Each investor represented and warranted to the Company that it was either (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act of 1933 (the “Securities Act”) or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. In addition, the securities were offered by the Company in compliance with the provisions of Rule 502(c) and (d) under the Securities Act. Consequently, the Company believes that the securities were offered in a transaction that complied with the exemption from registration provided by Section 4(2) of the Securities Act.

Proposal 1 – Amendment to the Company’s Certificate of Incorporation …., page 15

Comment No. 3.

Since you are taking action with respect to the authorization and issuance of securities, you must provide the information called for by Items 11 and 13 of Schedule 14A. Pursuant to Item 13(a), please include financial statements meeting the requirements of Item 310 of Regulation S-B. If you intend to incorporate this information by reference, you must follow the procedures specified in Items 13(b) and 13(c). Refer to Notes A and F, as well as Item 11(e), of Schedule 14A.

Response.

In the amended Preliminary Proxy Statement, the Company has incorporated by reference its Annual Report on Form 10-KSB for the year ended December 31, 2004, as well as its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005. See page 21. The financial information included in these reports meets the requirements of Item 310 of Regulation S-B. These reports will be distributed to the Company’s stockholders along with the definitive proxy statement. The Company understands that since it has incorporated these filings by reference pursuant to Item 13(b), that the definitive proxy statement will be required to be distributed to the Company’s stockholders at least 20 business days prior to the date of the Annual Meeting.

Comment No. 4.

We note that if this proposal is approved by your shareholders, there will be an increase in authorized, yet unissued shares and that you state such shares may be used in future acquisition transactions. Please disclose whether you are presently engaged in negotiations related to any acquisition transactions, including transactions that would effect a change of control. Your revised disclosure should identify the parties with which you are negotiating or, if these identities are not known, the nature of the business(es) sought and the status of any negotiations with respect to a material acquisition.

Response.

We are not currently in negotiations related to any acquisition transactions nor do we have plans for any particular acquisition. We have included disclosure to this effect in the amended Preliminary Proxy Statement. See page 16. The disclosure regarding possible acquisitions is included as a possible use of such shares and is not intended to imply that we are planning any such acquisitions.

Comment No. 5.

Please revise your discussion of this proposal to state the aggregate consideration received from the Securities Purchase Agreement as well as your intended use of the proceeds. See Schedule 14A, Item 11(c).

Response.

We have revised the disclosure in the amended Preliminary Proxy Statement in response to this comment. See page 16.

Form 10-KSB for the Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 19

Comment No. 6.

In future filings, please expand the discussion of your material weakness in internal controls to address the basis for management’s belief that newly implemented procedures will eliminate your identified material weaknesses.

Response.

We will include such an expansion of discussion in future filings.

Comment No. 7

Disclose how in light of your material weakness in internal controls, your certifying officers nevertheless concluded that your disclosure controls and procedures were effective.

Response.

The Company believes that a weakness in its internal controls discovered and reported in 2004 was limited in scope to those controls relating to cash transactions. In relation to its total assets, the $102,000 that was stolen from the Company was not material. The disclosure of the theft was made primarily because Item 5(b) of the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 requires reporting of “any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.” Because of the corrective actions described by the Company under Item 8A, the Company does not believe that it has or had a “material” weakness in internal controls.

The Company’s disclosure controls, which require material information to be disclosed, were effective because the theft was detected and this material and relevant information was disclosed.

Although this problem was reported under the caption “Material Weakness in Internal Controls,” the Company does not believe the problem represented a “material” weakness. Consequently, the Company’s certifying officers properly concluded that disclosure controls and procedures were effective.

In addition, the Company disclosed under Item 8A the steps that it implemented to correct the weakness identified. Consequently, in light of the immateriality of the weakness identified and the disclosure of the corrective actions previously taken, the Company does not believe that additional disclosure concerning this item would be material to the Company’s stockholders.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the

Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned or John R. Boyer, Jr. at (713) 871-2025 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,

John W. Menke

CC:	Henry W. Sullivan

Joe B. Dorman